UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                        L-3 COMMUNICATIONS HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  502424104000
                                 (CUSIP Number)

                                 Jennifer Marre
                               Vice President and
                                    Secretary

                          Lehman Brothers Holdings Inc.

                     3 World Financial Center, 7th Floor
                               New York, NY 10285
                                  (212)526-2728
            (Name, Address and Telephone Number of Person Authorized
                                       to

                       Receive Notice and Communications)

                                 August 31, 2000

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman Brothers Holdings Inc.
    13-3216325


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5)  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(E)
    [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    0

8)  Shared Voting Power
    5,501,027

9)  Sole Dispositive Power
    0

10) Shared Dispositive Power
    5,501,027

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    5,501,027

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    16.9%

14) Type of Reporting Person
    HC/CO

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Inc.
     13-2518466


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Requires
   Pursuant to Items 2(d) or 2(E)
   [X]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    0

8)  Shared Voting Power
    109,462

9)  Sole Dispositive Power
    0

10)  Shared Dispositive Power
     109,462

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     109,462

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    0.3%

14) Type of Reporting Person
    BD/CO

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    LB I Group Inc.
    13-2741778


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Requires
   Pursuant to Items 2(d) or 2(E)
   [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    0

8)  Shared Voting Power
    109,462

9)  Sole Dispositive Power
    0

10)  Shared Dispositive Power
     109,462

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     109,462

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    0.3%

14) Type of Reporting Person
    CO

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman ALI Inc.
    13-3695935


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Requires
   Pursuant to Items 2(d) or 2(E)
   [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    0

8)  Shared Voting Power
    2,390,784

9)  Sole Dispositive Power
    0

10)  Shared Dispositive Power
     2,390,784

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,390,784

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    7.3%

14) Type of Reporting Person
    CO

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Property Asset Management Inc.
    13-3555152


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Requires
   Pursuant to Items 2(d) or 2(E)
   [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    2,390,784

8)  Shared Voting Power
    0

9)  Sole Dispositive Power
    2,390,784

10) Shared Dispositive Power
    0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,390,784

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    7.3%

14) Type of Reporting Person
    CO

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman Brothers Capital Partners III, L.P.



2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(E)
   [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    3,000,781

8)  Shared Voting Power
    0

9)  Sole Dispositive Power
    3,000,781

10) Shared Dispositive Power
     0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    3,000,781

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
    9.2%

14) Type of Reporting Person
    LP

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman Brothers MBG Partners 1997 (A)L.P.


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Requires
   Pursuant to Items 2(d) or 2(E)
   [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    84,344

8)  Shared Voting Power
    0

9)  Sole Dispositive Power
    84,344

10) Shared Dispositive Power
    0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    84,344


12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    0.26%

14) Type of Reporting Person
    LP

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman Brothers MBG Partners 1997 (B) L.P.


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Requires
   Pursuant to Items 2(d) or 2(E)
   [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    25,118

8)  Shared Voting Power
    0

9)  Sole Dispositive Power
    25,118

10)  Shared Dispositive Power
     0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    25,118

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    0.08%

14) Type of Reporting Person
    LP

Schedule 13D

Item 1.  Security and Issuer

          No Change.

Item 2.  Identity and Background

          This statement is filed jointly on behalf of the following entities:

          Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          Holdings through its domestic and foreign subsidiaries is a full-line securities firm and is General Partner of Lehman Brothers Capital Partners III, L.P.

          Lehman Brothers Inc., a Delaware corporation ("LBI"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          LBI is a wholly owned subsidiary of Holdings and is the parent of LB I Group Inc.

          LB I Group Inc., a Delaware corporation, ("LB I Group"), 3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          LB I Group is a wholly owned subsidiary of LBI and is the General Partner of Lehman Brothers MBG Partners 1997 (A) L.P. and Lehman Brothers MBG Partners 1997 (B) L.P.

          Lehman ALI Inc., a Delaware corporation, ("ALI"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          ALI is a wholly owned subsidiary of Holdings and is the parent of Property Asset Management Inc.

          Property Asset Management Inc., a Delaware corporation, ("PAMI"), 3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          PAMI is a wholly owned subsidiary of ALI.

          Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          Capital Partners is a limited partnership.

          Lehman Brothers MBG Partners 1997 (A) L.P., a Delaware limited partnership ("MBG Partners (A)"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          MBG Partners (A) is a limited partnership.

          Lehman Brothers MBG Partners 1997 (B) L.P. a Delaware limited partnership ("MBG Partners (B)"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          MBG Partners (B) is a limited partnership.

          The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

          Neither the Reporting Persons nor to the best knowledge of the Reporting Persons any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source of Funds or Other Consideration

          No change.


Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         No Change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No Change.


Item 7.  Material to be Filed as Exhibits.

         No change.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 8, 2000


LEHMAN BROTHERS HOLDINGS INC.
By:    /s/ Jennifer Marre
       ---------------------
Name:  Jennifer Marre
Title:  Vice President and
        Secretary

LEHMAN BROTHERS INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title:  Senior Vice President and
        Secretary

LB I GROUP INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title:  Secretary

LEHMAN ALI INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title:  Secretary

PROPERTY ASSET MANAGEMENT INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Vice President and Secretary

LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.
By:   /s/ Jennifer Marre
      ---------------------
Name:  Jennifer Marre
Title:  Authorized Signatory

LEHMAN BROTHERS MBG PARTNERS 1997 (A) L.P.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title:  Authorized Signatory

LEHMAN BROTHERS MBG PARTNERS 1997 (B) L.P.
By:  /s/ Jennifer Marre
    -------------------
Name:  Jennifer Marre
Title:  Authorized Signatory

                                                                Appendix A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                      BUSINESS ADDRESS

MICHAEL L. AINSLIE                              Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, NY 10285
Officer of Sotheby's Holdings

JOHN F. AKERS                                   Lehman Brothers Holdings Inc.
Retired Chairman of International               3 World Financial Center
Business Machines Corporation                   New York, NY 10285

ROGER S. BERLIND                                Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                New York, NY 10285

THOMAS H. CRUIKSHANK                            Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive            3 World Financial Center
Officer of Halliburton Company                  New York, NY 10285

RICHARD S. FULD, JR.                            Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer            3 World Financial Center
of Lehman Brothers Holdings Inc.                New York, NY 10285

HENRY KAUFMAN                                   Lehman Brothers Holdings Inc.
President of Henry Kaufman                      3 World Financial Center
& Company, Inc.                                 New York, NY 10285

JOHN D. MACOMBER                                Lehman Brothers Holdings Inc.
Principal of JDM Investment Group               3 World Financial Center
                                                New York, NY 10285

DINA MERRILL                                    Lehman Brothers Holdings Inc.
Director and Vice Chairman                      3 World Financial Center
of RKO Pictures, Inc.                           New York, NY 10285
and Actress

___
All above individuals are citizens of the United States.

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME/TITLE                                      BUSINESS ADDRESS

RICHARD S. FULD, JR.                            Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer            3 World Financial Center
of Lehman Brothers Holdings Inc.                New York, NY 10285

DAVID GOLDFARB                                  Lehman Brothers Holdings Inc.
Chief Financial Officer                         3 World Financial Center
                                                New York, NY 10285

JOSEPH M. GREGORY                               Lehman Brothers Holdings Inc.
Chief Administrative Officer                    3 World Financial Center
                                                New York, NY 10285

THOMAS A. RUSSO                                 Lehman Brothers Holdings Inc.
Chief Legal Officer                             3 World Financial Center
                                                New York, NY 10285


__
All above individuals are citizens of the United States.

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                  BUSINESS ADDRESS

ROGER S. BERLIND                            Lehman Brothers Holdings Inc.
Theatrical Producer                         3 World Financial Center
                                            New York, NY 10285

HOWARD L. CLARK, JR.                        Lehman Brothers Holdings Inc.
Vice Chairman                               3 World Financial Center
                                            New York, NY 10285

FREDERICK FRANK                             Lehman Brothers Holdings Inc.
Vice Chairman                               3 World Financial Center
                                            New York, NY 10285

RICHARD S. FULD, JR.                        Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer        3 World Financial Center
of Lehman Brothers Holdings Inc.            New York, NY 10285


HARVEY M. KRUEGER                           Lehman Brothers Holdings Inc.
Vice Chairman                               3 World Financial Center
                                            New York, NY 10285

SHERMAN R. LEWIS, JR.                       Lehman Brothers Holdings Inc.
Vice Chairman                               3 World Financial Center
                                            New York, NY 10285


__
All above individuals are citizens of the United States.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS


NAME/TITLE                                    BUSINESS ADDRESS


JON BEYMAN                                    Lehman Brothers Holdings Inc.
Chief Information Officer                     3 World Financial Center
                                              New York, NY 10285

RICHARD S. FULD, JR.                          Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer          3 World Financial Center
of Lehman Brothers Holdings Inc.              New York, NY 10285

DAVID GOLGFARB                                Lehman Brothers Holdings Inc.
Chief Financial Officer                       3 World Financial Center
                                              New York, NY 10285

JOSEPH M. GREGORY                             Lehman Brothers Holdings Inc.
Chief Administrative Officer                  3 World Financial Center
                                              New York, NY 10285

THOMAS A. RUSSO                               Lehman Brothers Holdings Inc.
Chief Legal Officer                           3 World Financial Center
                                              New York, NY 10285





__
All above individuals are citizens of the United States.

                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


NAME                                        BUSINESS ADDRESS

Rocco F. Andriola                           Lehman Brothers Holdings Inc.
                                            3 World Financial Center
                                            New York, NY 10285

David Goldfarb                              Lehman Brothers Holdings Inc.
                                            3 World Financial Center
                                            New York, NY 10285

Allan S. Kaplan                             Lehman Brothers Holdings Inc.
                                            3 World Financial Center
                                            New York, NY 10285

                                 LEHMAN ALI INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                  BUSINESS ADDRESS

Kenneth C. Cohen                            Lehman Brothers Holdings Inc.
                                            3 World Financial Center
                                            New York, NY 10285

Neal B. Leonard                             Lehman Brothers Holdings Inc.
                                            3 World Financial Center
                                            New York, NY 10285

Mark A. Walsh                               Lehman Brothers Holdings Inc.
                                            3 World Financial Center
                                            New York, NY 10285

__
Above individuals are citizens of the United States.

                         PROPERTY ASSET MANAGEMENT INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                 BUSINESS ADDRESS

Yon K. Cho                                 Lehman Brothers Holdings Inc.
                                           3 World Financial Center
                                           New York, NY 10285

Kenneth C. Cohen                            Lehman Brothers Holdings Inc.
                                            3 World Financial Center
                                            New York, NY 10285

Mark A. Walsh                               Lehman Brothers Holdings Inc.
                                            3 World Financial Center
                                            New York, NY 10285

__
Above individuals are citizens of the United States.

                                                                APPENDIX B


Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                                                               APPENDIX C

Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission, the undersigned agree that the attached Schedule 13D is, and any future amendments thereto shall be, filed on behalf of each of us.

Dated:  August 31, 2000


LEHMAN BROTHERS HOLDINGS INC.
By:      /s/ Jennifer Marre
         ---------------------
Name:  Jennifer Marre
Title:  Vice President and
        Secretary

LEHMAN BROTHERS INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title:   Vice President and
         Secretary

LB I GROUP INC.
By:  /s/ Jennifer Marre
    -------------------
Name:  Jennifer Marre
Title:  Secretary

LEHMAN ALI INC.
By:  /s/ Jennifer Marre
    -------------------
Name:  Jennifer Marre
Title:  Secretary

PROPERTY ASSET MANAGEMENT INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title:  Vice President and Secretary

LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.
By:    /s/ Jennifer Marre
       ---------------------
Name:  Jennifer Marre
Title:  Authorized Signatory

LEHMAN BROTHERS MBG PARTNERS 1997 (A) L.P.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title:  Authorized Signatory

LEHMAN BROTHERS MBG PARTNERS 1997 (B) L.P.
By:  /s/ Jennifer Marre
    -------------------
Name:  Jennifer Marre
Title:  Authorized Signatory